



Demarco Training System LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $40,000

Offering End Date: October 15, 2024

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Demarco Training System LLC

Founded: January 5, 2021

Address: 100 Youngs Rd, Suite 9
Hamilton, NJ 08619

Industry: Fitness Center

Employees: 1

Website: https://www.demarcotraining.com/

Use of Funds Allocation:

If the maximum raise is met:

$40,000 (100.00%) – of the proceeds will go towards working capital- location improvements and marketing

$0 (0.00%) – of the proceeds will go towards SMBX's capital raise fee as these bonds are part of the Mercer County Small Business Investment Program and SMBX's expenses have been subsidized, in whole or in part, by federal award number SLFRP4580 awarded to the County of Mercer by the U.S. Department of the Treasury

Social:

Instagram: 1,455 Followers





Business Metrics:

	FY22	FY23	YTD 8/31/2024
Total Assets	$54,578	$27,740	$23,530
Cash & Cash Equivalents	$26,511	$24,248	$20,038
Accounts Receivable	$0	$0	$0
Short-term Debt	$0	$0	$0
Long-term Debt	$0	$0	$0
Revenue	$212,504	$262,060	$142,000
Cost of Goods Sold	$0	$0	$0
Taxes	$0	$0	$0
Net Income	$43,094	$60,981	$70,225

Recognition:

Demarco Training System LLC (DBA Demarco Training System) programs are designed to improve an athlete's performance and reduce the risk of injury. They implement a comprehensive individual program focused on speed and movement training to enhance all areas of athletic performance. The owner, Joseph DeMarco, has successfully trained 17 state championship teams in New Jersey and produced thousands of scholarship athletes and professionals.

About:

Demarco Training System LLC (DBA Demarco Training System) has been strengthening young athletes since 1996.

For more information, contact our Customer Support Team at support@thesmbx.com

